N E W S R E L E A S E

August 10, 2011

Nevsun Second Quarter 2011 Financial Results

QUARTERLY HIGHLIGHTS

  First full quarter of operations at Bisha
  Gold production of 93,000 ounces
  Average realized price per ounce sold of $1,510
  Cash cost of $301 per ounce
  Cash increased $84 million over the quarter
  First dividend declared

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to report its financial and operating results for the second quarter ended June 30, 2011.  All figures are in United States dollars, unless otherwise indicated.

Key quarterly financial and operating results

In Q2 2011 the Company recorded $135 million in revenues for the quarter on sales of 88,700 ounces of gold for an average realized price $1,510 per ounce.  With 93,000 ounces produced, gold production averaged over 1,000 ounce per day with an average cash cost per ounce sold of $300.  Since the Bisha Mine commenced operations in 2011, there are no comparative operating results for Q2 2010.

The Company had after tax income of $61 million for the quarter (Q2 2010 - loss $2 million), which translated to $0.18 earnings per share (Q2 2010 - $(0.01)).  The Company increased its cash and cash equivalents by $84 million.  Cash from operating activities for the quarter was $111 million (Q2 2010 - used $1 million).

Financial results (for a 4 month operating period):

In US $000s (except per share data)	Q1 2011	Q2 2011	YTD 2011
Revenues	$53,532	$134,655	$188,187
Operating income	39,604	101,881	141,485
Net after tax income	21,893	60,605	82,498
Owners’ earnings per share	0.06	0.18	0.24
Total assets	$392,717	$480,830	$480,830

The Bisha Mine achieved commercial production in late February 2011 and accordingly Q2 was the Company’s first full quarter of production.  The year-to-date operating income contains results only from February 22, 2011 to June 30, 2011.

During Q2 2011 the Company declared its first semi-annual dividend of $0.03 per share and paid it in July.

Gold production and sales statistics(1):

	Q1 2011	Q2 2011	YTD 2011
Tonnes milled	461,000	444,000	905,000
Gold grade	6.22	7.27	6.72
Recovery % of gold	88%	89%	89%
Gold in doré, ounces produced	75,000	93,000	168,000
Gold ounces sold	72,800	88,700	161,500
Gold price realized per ounce	$1,405	$1,510	$1,485
Cash cost per ounce sold(2)	$299	$301	$300
(1) Q1 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2) Cash operating cost per ounce sold includes royalties and is a non-GAAP measure.

Liquidity and capital resources

The Company’s cash at June 30, 2011 was $187 million (December 31, 2010 – $50 million). The Company is confident this cash, along with ongoing cash flows, will be sufficient to meet its near term operating and development cash requirements.

In the quarter the Company generated $111 million in cash from operating activities (Q2 2010 – used $1 million), used $15 million in investing activities (Q2 2010 – used $30 million) and used $13 million in financing activities (Q2 2010 – generated $1 million).

Complete quarterly financial statements and management discussion and analysis can be found on the Company’s web site at www.nevsun.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm.

Conference call details

The Company will hold a conference call on Thursday, August 11 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-340-2218 / 1-866-226-1793
UK: 00 800-9559-6849 (toll free)
Other International: +1 416-340-2218

The conference call will be available for replay until August 25, 2011 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 5126482.

Forward Looking Statements: The above contains forward-looking statements concerning the adequacy of cash resources and payment of income tax instalments to the State of Eritrea.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-16.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com